File No. 70-09957


                            (As filed April 23, 2003)


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                          AMENDMENT NO. 3 TO FORM U-1/A
                             APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                               KeySpan Corporation
                              One MetroTech Center
                               Brooklyn, NY 11201
              (Names of company or companies filing this statement
                  and addresses of principal executive offices)


                               John J. Bishar, Jr.
                    Senior Vice President and General Counsel
                               KeySpan Corporation
                              One MetroTech Center
                               Brooklyn, NY 11201
               (Name and address of agent for service of process)

--------------------------------------------------------------------------------

     This pre-effective Amendment No. 3 amends and restates the Form U-1 Application/Declaration previously filed in this proceeding in its entirety:

Item 1.  Description of Proposed Transaction

     (a) Furnish a reasonably detailed and precise description of the proposed transaction, including a statement of the reasons why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction.

         A.  Introduction
             ------------

     KeySpan Corporation ("KeySpan"), a New York corporation, and a holding company registered under the Public Utility Holding Company Act of 1935 (the "Act"), requests authorization to establish a subsidiary captive insurance company ("Captive") to engage in the business of reinsuring certain levels of predictable risk for KeySpan and its associate companies (the "System") as described herein. By using the Captive to underwrite some risks and maintaining traditional insurance with respect to other risks, the System can minimize its costs of obtaining insurance and managing claims while maintaining adequate coverage of the risks it encounters in its businesses. Except for the General Liability and Worker's Compensation insurance described in Item 1.C below, the Captive will not extend or provide to any non-affiliated company any insurance services without obtaining Commission approval. At the time the Captive is created, KeySpan will acquire all of its issued common stock for $100.

     It is important to note, however, that although the Captive will replace certain insurance sold to the System by traditional insurance providers, the Captive will not increase the risk of loss to the System. To the extent traditional insurance programs are reduced, the System will obtain equal levels of loss protection and coverage in the reinsurance market available only to insurance companies such as the Captive. With the exception of a small amount not to exceed the System's current $3,000,000 self-insured retention in connection with insurance programs that the Captive may undertake in the future and discussed herein, the Captive will cede to third-party reinsurance carriers all of the risks that it underwrites. The Captive is essentially an administrative mechanism that permits the System to access the reinsurance markets that are only available to insurance companies or brokers.

     As will be discussed, KeySpan estimates that it can significantly reduce its cost of purchasing commercial insurance for "predictable" losses by using its own 10-year loss experience to actuarially identify its "predictable" losses for automobile, general liability and workers' compensation losses and underwriting such losses through the Captive. Such an arrangement should result in an immediate reduction in insurance premiums and in other advantages discussed herein. Below is a description of how KeySpan's current insurance program functions, followed by a detailed description of the operations of the proposed Captive.



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


         B.  Current Risk Management Program
             -------------------------------

     KeySpan considers risk management to be a key corporate function in providing for the protection of physical and financial assets, thereby permitting each System company to carry out its strategic goals and objectives. As such, risk management is coordinated by the Risk Management Department of KeySpan Corporate Services, LLC ("Service Company"), a wholly-owned subsidiary of KeySpan and a service company serving the System. One of the System Company's Risk Management Department's primary responsibilities is the procurement of a broad array of insurance coverages and services on behalf of the entire System.

     On an annual basis, the System companies spend approximately $23,000,000 for the purchase of commercial insurance and related services (including the reimbursement of the self-insurance level). Exhibit I sets forth loss history and premiums paid for the utility and non-utility subsidiaries in the System for the last five years in the areas initially to be covered by the Captive. In addition, the Service Company provides General Liability and Workers' Compensation insurance to its principal contractor under an Owner's Controlled Insurance Program (OCIP) for scheduled gas main construction and maintenance provided to System Companies. By providing general liability and Worker's Compensation insurance to the unaffiliated contractor under OCIP, the contractor's costs are reduced and it passes these savings on to the System companies to which it provides services by charging lower prices for the work performed by the contractor. The insurance policy is fronted by Zurich North America and has been in existence since 1992. The principal cost drivers are the fronting fees, losses and state assessments. Attached hereto as Exhibit J is an analysis of the program since 1996. In view of the rapid pace of deregulation and the intensifying competitive nature of the System's business, it is important for the System to maintain and enhance its competitive situation by continuing to aggressively monitor and manage the cost for insurance and related services.


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


     Under the current insurance program, the Service Company maintains an underlying deductible of $3,000,000 per event for automobile and general liability coverage. In excess of these deductibles, KeySpan purchases commercial insurance. Subsidiaries of KeySpan, regardless of size and business needs, have no choice as to deductibles. Commercial premiums are then allocated to subsidiaries based on such factors as number of automobiles, total property values, revenues, product throughput, etc., in accordance with the Service Company's allocation filed with and approved by the Commission. A subsidiary's individual loss experience is not considered for purposes of allocating premium expenses.

     KeySpan believes that this "one size fits all" approach is no longer the best way to maximize cost effectiveness and does not provide the operating units with the required flexibility to meet the System's strategic goals and objectives. For example, a smaller company might prefer a smaller deductible to stabilize its costs, whereas a large company might select a larger deductible if they had a choice. Under the current program, such a choice is not available.

         C. PROPOSED CAPTIVE INSURANCE PROGRAM STRUCTURE
            --------------------------------------------

     KeySpan proposes to establish Captive as a new direct wholly-owned subsidiary which would be authorized to operate as an insurance company in the state of Vermont and would reinsure certain commercial insurance bought by the System companies from commercial insurance companies such as Liberty Insurance Companies.

     The Captive will initially focus on providing three major coverages to the System companies: 1) automobile liability, 2) workers' compensation and 3) general liability. In order to continue enjoying the benefits described in Item 1.B above, the Captive proposes to provide general liability and Workers' Compensation insurance under the OCIP, described above, to the unaffiliated principal contractor providing gas main construction and maintenance services to certain System companies. The proposed coverage to the principal contractor will only be for the duration of the projects undertaken by such contractor for the


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


KeySpan System companies and only for the gas main and maintenance services provided by such contractor to such System companies. The Captive's proposal to provide OCIP insurance to a third-party is consistent with the proposal the Commission approved in AGL Resources, Inc., Holding Co. Act Rel. No. 27378
(2000). In that case, AGL's captive insurance company was permitted to provide performance bonds and construction related insurance to unaffiliated contractors working on projects for affiliates of the captive ("Wrap-Up Construction Coverage"). The provision of Wrap-Up Construction Coverage enabled the contractors to reduce costs and pass on the cost savings to the captives affiliated companies through charging lower prices on the construction projects. The Captive will entertain underwriting, at some future time, such areas as "all risk" property, legal malpractice for employee attorneys, performance bonds, as well as various warranty programs planned to be offered to consumers in the future, however, the Captive will not undertake to provide these additional services without first obtaining Commission approval. These programs do not involve material exposure compared to the three areas in which the Captive will initially operate.

     Captive would not be an admitted commercial insurer in the states of the United States, but instead would work through admitted commercial insurers, as described below.

     No additional staff would be required for the operation of the Captive. Instead, as in the case with most captives, an unaffiliated Vermont management company will be retained to provide administrative services. Service company employees will be directors and principal officers of the Captive and will oversee all administrative functions performed by the Vermont management company. Administrative functions would be directed by Service Company through the management company and would include: (1) accounting and reporting activities; (2) legal, actuarial, banking and audit services; (3) negotiating reinsurance contracts, policy terms and conditions; (4) invoicing and making payments; and (5) managing regulatory affairs. The existing Service Company claims staff would continue to perform the claims adjusting function. All goods and services provided by Service Company to the Captive would be provided in accordance with Section 13 of the Act and the rules thereunder and the costs incurred by the Captive would be recovered in premiums charged by the Captive to the System.

     The Captive will allocate premiums and nominal operating costs to System companies in accordance with the same allocation methods currently employed by Service Company. The allocation methods used are designed to result in a fair and equitable apportionment of insurance costs to System companies that corresponds to the cost drivers. For example, automobile liability insurance costs would be allocated to System companies in proportion to the number of vehicles operated by each company (or similar approximation of risk exposure such as vehicle miles driven). The allocation to the System companies for Workers' Compensation insurance rates will be based on payroll and job classifications. General Liability rates will be allocated to the System Companies based on projected revenues to determine a base premium which will be audited and adjusted at year end. To the extent the Captive procures insurance at a lower cost than that which could be obtained through traditional insurers, the savings in the premiums will flow through ratably to System companies through the operation of the allocation methodology used to establish premiums.

     The aggregate amount of the initial funding of the Captive will be approximately $50.5 million which is comprised of approximately $21.5 million for the 2003 premiums (described more fully below) and the transfer of approximately $29 million of existing reserves for prior losses. The $50.5 million represents the value of the total loss expected by all KeySpan System companies for prior years and 2003 expected events (including reserves for all prior years for injuries and damages as well as 2003 predicted losses). Funding of the approximately $21.5 million to the Captive will be paid in cash from the participating System companies based on their allocated share. All funds will be deposited with the Captive's bank and will be invested in securities that are exempt under Rule 40 promulgated under the Act as such Rule may be amended from time to time or until the effective date of any legislation repealing the Act. KeySpan would also provide any subsequently required capital contributions through additional equity and or debt purchases exempt under Rule 52 or 45, or


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


guarantees, letters of credit or other forms of credit support authorized by Commission order. See KeySpan Corporation, Holding Co. Act Release No. 27272 (Nov. 8, 2000) and KeySpan Corporation, Holding Co. Act Release No. 27612 (December 6, 2002) (hereafter collectively referred to as the "KeySpan Financing Order"). If payment is required under a letter of credit (as described above), KeySpan would reimburse the bank providing such letter of credit and the amount paid would be treated as a capital contribution to the Captive.

     The approximately $21.5 million representing the 2003 premiums for the System companies was determined based on the following analysis.

     The Captive would assume the risk of the more predictable loss layer from the commercial insurers, for losses between zero and $3,000,000 for automobile and general liability losses and between zero and $500,000 for workers' compensation. Commercial insurance would continue to be purchased for "unpredictable" losses above $3,000,000 from various commercial insurance companies, just as is done under the current program. Premiums for the first year were actuarially determined to equal the aggregate predictable loss plus administrative expenses. The ultimate first year losses are estimated to be approximately $21.5 million, which amount is expected to be paid over a seven year period. Attached hereto as Exhibit K is a breakdown of the approximately $21.5 million premium by company.

     Each subsidiary would be given a choice of deductibles and premiums would be based on that choice and the subsidiary's own prior loss experience so that a subsidiary with a historical lower loss experience would be rewarded with lower premiums. With this exception, as previously stated, premium allocations would continue to be made using the bases of allocation previously filed with the Commission under the current program. Under the current program, a premium increase caused by a significant loss or a higher frequency of losses was allocated on a basis that did not take the loss or frequency of loss into account. Under the new program, the source of the loss would be a basis of allocation. However, due to the lower administrative costs and efficiency of the program, premiums will be lower.


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


     Attached hereto as Exhibit FS-1 is a projection of the results of operations for the first five years of the Captive's operations.[1] The Captive will not be operated to generate profits beyond what is necessary to maintain adequate reserves. To the extent that premiums and interest earned exceed current claims and expenses, an appropriate reserve would be accumulated to respond in years when claims and expenses exceed premiums. To the extent that losses over the long term are lower than projected, the Captive will correspondingly lower premiums and thus return excess capital to the System companies.

         In addition, to assure the financial strength and integrity of the Captive, which must comply with strict Vermont capital to premium requirements of $1 of capital for every $5 of net premium, aggregate "stop loss" protection will be arranged from a commercial insurer. Using actuarial models with a high confidence factor, it is expected that the Captive would not experience losses in excess of approximately $10,800,000 in the first year of operation. Attached hereto as Exhibit L is a breakdown of expected losses in such first year of operation. As noted above, the Captive's available funding is designed to meet this level of loss. In the unlikely event of losses exceeding this amount, however, commercial insurance will respond to any claim(s) in excess of the aggregate and retention amounts. This ensures coverage will be available to the KeySpan subsidiaries.

         D. BENEFITS OF CAPTIVE:
            --------------------

     1) Significant reduction in the 20% to 30% overhead charge for commercial insurers underwriting "predictable" risk.

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1    Premiums for  affiliated  project  companies are initially  projected to be sufficient to qualify the captive as an insurance company for tax purposes. However, to be conservative in the cash flow projections, the attached projections assume that the captive does not qualify as an insurance company for tax purposes. This assumption increases the cash required for taxes.

          Commercial insurers charge insurance premiums based on actuarially projected "predictable" losses plus a 20% to 30% overhead charge. Therefore, for every $1.00 in projected loss, a commercial insurer charges an additional $.30 for administrative charges/overhead. In contrast, the Captive would only add the actual cost of administration. This will result in substantial savings. In the first year this is expected to result in a savings in premiums of approximately $1,500,000.

     2) Provide direct access to global reinsurers to ensure the most competitive and cost-effective pricing for KeySpan's "unpredictable" commercial insurance exposures. This could result in savings in premiums above the $1,500,000 level.

          Reinsurers are generally only accessible by commercial insurers and brokers who charge a fee. A captive insurance company provides the System direct access to reinsurance markets, avoiding the fee and permits access to the same group of "elite" reinsurers. Munich RE, Zurich RE and Swiss RE are not only part of the world's largest and most innovative insurers, they are among the most competitively priced.

     3) Permit subsidiaries to select deductibles consistent with their business needs and objectives.

          Higher deductibles foster an increased awareness for loss prevention programs at the subsidiary level with the likely prospect of reduced losses in the future, as well as lower future premiums. The better the loss experience, the lower the premium.

     4) Provide System companies with greater control and input over the claim management process.

          Under current arrangements, commercial insurers determine if and when to settle claims; use of a captive places this responsibility on the System through the Captive.

     5)   Less  reliance  on  the  commercial   insurance  market  for  insuring
          "predicable" risk resulting in less volatility of future premiums.


          Commercial insurers base premiums not only on a company's loss history, but also on the results in the industry, subjecting companies to possible dramatic changes in insurance rates from year to year. To the extent that the Captive reduces reliance on commercial insurers, the vulnerability to such changes is lessened. The portion of the System's insurance premiums that are paid to the Captive would be based on a company's loss experience solely and would not be subject to industry-driven volatility.

     Fifty percent of the Fortune 500 companies presently utilize a captive insurance company to more effectively control and manage their insurance costs.[2] KeySpan strongly believes a captive insurance company will be very important in "leveling the playing field" and in providing access to the most competitive global insurance markets, thereby resulting in reduced cost for insurance and related services.





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2    Other  natural gas systems with  captive  insurance  companies  include the
     Williams   Companies,   Inc.,   Enserch   Corporation,   Panhandle  Eastern
     Corporation,  Coastal  Corporation,   Tenneco,  Inc.,  Sonat  Inc.,  Midcon
     Corporation and UGI Corporation.

                  E.  REPORTING
                      ---------

     KeySpan's Annual Report on Form U5S will include the financial statement of the Captive. In addition, KeySpan will file a certificate of notification on a semi-annual basis describing the following:

1) a summary for the reporting period of each associate company's premium payments to the Captive as compared to aggregate loss experience organized by line of insurance coverage provided by Captive;

2) an analysis by associate company of claims paid by the Captive during the period on behalf of the associate company to include lead-in and end-of period insurance reserve balances;

3) a listing of increases and decreases to premiums paid by each associated company to the Captive during the period;

4) for the first three years of the Captive's operations, a statement of actual savings achieved by the System as a result of the Captive's operations during the period; and

5. a copy of Captive's income statement and balance sheet, including any accompanying notes.[3]

                  F. SUMMARY OF AUTHORIZATION REQUESTED
                     ----------------------------------

     KeySpan requests authorization to create the Captive. As describe in Item 1.C above, the Captive's initial cash funding will be approximately $50,500,000 comprised of 2003 premiums and the transfer of reserves for prior losses. If

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3    These  reporting  requirements  are  identical  to  those  imposed  by  the
     Commission for AGL Resources captive insurance company. See AGL Resources, Inc., Holding Co. Act Rel. No. 27378 (April 13, 2001).

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


payment is required under a letter of credit, KeySpan would reimburse the bank providing such letter of credit and the amount paid would be treated as a capital contribution to Captive. All funds will be deposited with the Captive's bank in Vermont and will be invested in securities that are exempt under Rule 40.

         Item 2.  Fees, Commissions and Expenses


     (a) State (1) the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction by the applicant or declarant or any associate company thereof, and
(2) if the proposed transaction involves the sale of securities at competitive bidding, the fees and expenses to be paid to counsel selected by applicant or declarant to act for the successful bidder.

     Fees and expenses incurred in the preparation of this filing are estimated to be $10,000. (b) If any person to whom fees or commissions have been or are to be paid in connection with the proposed transaction is an associate company or an affiliate of any applicant or declarant, or is an affiliate of an associate company, set forth the facts with respect thereto.

     The Service Company is a wholly owned subsidiary of KeySpan and has performed certain services at cost as set forth in Item 2(a) (1) above.

Item 3.  Applicable Statutory Provisions.


     (a) State the section of the Act and the rules thereunder believed to be applicable to the proposed transaction. If any section or rule would be applicable in the absence of a specific exemption, state the basis of exemption.

     The issuance of securities by Captive is subject to Sections 6(a) and 7 of the Act and Rule 43. Sections 9(a), 10 and 12(f) are deemed applicable to the acquisition by KeySpan of the capital stock of Captive. The letters of credit provided by KeySpan are made pursuant to Section 12(b) and Rule 45. Transactions with associate companies as described herein are subject to Section 13 of the Act and the Commission's implementing rules. The request for authorization to invest assets of the Captive pursuant to guidelines attached hereto is made pursuant to Section 9 (c) (3) of the Act.


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


     To the extent that the proposed transactions are considered by the Commission to require authorization, approval or exemption under any section of the Act or any provision of the rules and regulations other than those specifically referred to herein, a request for such authorization, approval or exemption is hereby made.

     The Commission has previously authorized registered holding companies to organize and fund captive insurance companies and, as such, deemed them to be functionally related for purposes of Section 11 of the Act. See AGL Resources, supra; Columbia Insurance Corporation, Ltd., Holding Co. Act Rel. No. 27051 (July 23, 1999). Like with the captive insurance companies in AGL and Columbia, the Captive proposed herein will insure the predictable risks of the companies in the registered holding company system and the lines of insurance proposed to be underwritten are substantially the same.[4]

     Rule 54 Analysis: The proposed transaction is also subject to Rule 54, which provides that in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

     KeySpan currently meets all of the conditions of Rule 53(a) except for clause (1). At December 31, 2002, KeySpan's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $974,979,000. With respect to Rule 53(a)(1), the Commission determined in the KeySpan Financing Order dated December 6, 2002, that investments in EWGs and FUCOs in an aggregate amount of up to $2.2 Billion is allowed and would not have the adverse effects set forth in Rule 53(c).

-------
4 Unlike the AGL Resources' captive insurance company, the Captive will not provide wrap-up construction insurance.

     In addition, KeySpan has complied, and will continue to comply, with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) of affiliate utility company personnel rendering services to KeySpan's EWGs or FUCOs and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. None of the circumstances described in Rule 53(b) has occurred. Finally, Rule 53(c) by its terms does not apply to the transaction proposed herein since it does not involve the issue or sale of a security to finance the acquisition of and EWG or FUCO or otherwise.

     With respect to capitalization, there has been no material adverse impact on KeySpan's consolidated capitalization resulting from KeySpan's investments in EWGs and FUCOs. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of KeySpan's EWGs and FUCOs, have a material adverse effect on the financial integrity of the KeySpan system, or an adverse impact on KeySpan's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. As of December 31, 2002, KeySpan's consolidated capitalization consisted of 32.08% equity and 67.92% debt. These ratios comply with the requirement in KeySpan's Financing Order that KeySpan's common equity will be at least 30% of its capitalization; the proposed transaction will have no adverse impact on KeySpan's ability to satisfy that requirement. In addition, at December 31, 2002, KeySpan's senior unsecured debt was rated "investment grade" by all the major rating agencies.

     Moreover, all of KeySpan's direct or indirect investments in EWGs and FUCOs are segregated from the public-utility subsidiaries. None of the public-utility subsidiaries provide financing for, extend credit to, or sell or pledge its assets directly or indirectly to any EWG or FUCO in which KeySpan owns any interest. KeySpan does not, and will not, seek recovery in the retail rates of any public-utility subsidiaries for any failed investment in, or inadequate returns from, an EWG or FUCO investment.

     Finally, investments in EWGs and FUCOs will not have any negative impact on the ability of the public-utility subsidiaries to fund operations and growth. The public-utility subsidiaries currently have financial facilities in place that are adequate to support their operations. The expectation of continued strong credit ratings by the public-utility subsidiaries should allow them to continue to access the capital markets to finance their operations and growth. KeySpan's EWG and FUCO investments have been profitable for all quarterly periods from December 31, 2000 through December 31, 2002.

     (b) If any applicant is not a registered holding company or a subsidiary thereof, state the name of each public utility company of which it is an affiliate, or of which it will become an affiliate as a result of the proposed transaction and the reasons why it is or will become such an affiliate.


         Not applicable.


Item 4.  Regulatory Approval.


     (a) State the nature and extent of the jurisdiction of any State commission or any Federal commission (other than the Securities and Exchange Commission) over the proposal transaction.


         Not applicable.

     Although KeySpan believes that no State public utility commission has jurisdiction over the formation of Captive and the reinsurance program described above, it is KeySpan's intention to review the program with the utility commission in each state in which a KeySpan utility operates.

     (b) Describe the action taken or proposed to be taken before any Commission named in answer to Paragraph (a) of this item in connection with the proposed transaction.

         Not applicable.

Item 5.  Procedure.


     (a) State the date when Commission action is requested. If the date is less than 40 days from the date of the original filing, set forth the reasons for acceleration.


     A notice in this proceeding has previously been issued. It is respectfully requested that the Commission issue its order as soon as possible.

     (b) State (i) whether there should be a recommended decision by a hearing officer, (ii) whether there should be a recommended decision by any other responsible officer of the Commission, (iii) whether the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) whether there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.


     The Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer of the Commission, (iii) specify that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) specifies that there should not be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.  Exhibits and financial Statements

(a)      Exhibits

     F    Opinion of Counsel (Filed herewith)

     G    Past Tense Opinion of Counsel (To be filed pursuant to Rule 24)

     H    Proposed Form of Notice (Previously filed)

     I Five Year History of Premium Losses by Utility and Non-utility Subsidiaries (Previously filed with the Commission, on a confidential basis, in paper format on Form SE)

     J Analysis of insurance program since 1996 (Filed with the Commission, on a confidential basis, in paper format on Form SE)

     K Break-down of $21.5 million premium by Company (Filed with the Commission, on a confidential basis, in paper format on Form SE)

     L Break-down of expected losses in first year of operation (Filed with the Commission, on a confidential basis, in paper format on Form SE)

     FS-1 Financial  Projections  for Captive:  Five Year Balance Sheet,  Income
          Statements and Cash Flow Statements (Previously filed with the Commission, on a confidential basis, in paper format on Form SE)


     There have been no material changes, not in the ordinary course of business, since the date of the financial statements filed herewith.

Item 7.  Information as to Environmental Effects.

     (a) Describe briefly the environmental effects of the proposed transaction in terms of the standards set forth in section 102(2)(C) of the National Environmental Policy Act (42 U.S.C. 4232 (2)(C)). If the response to this item is a negative statement as to the applicability of Section 102(2)(C) in connection with the proposed transaction, also briefly state the reasons for that response.

     As more fully described in Item 1, the proposed transactions relate only to establishment of a subsidiary company and have no environmental impact in and of themselves.

     (b) State whether any other federal agency has prepared or is preparing and environmental impact statement ("EIS") with respect to the proposed transaction. If any other federal agency has prepared or is preparing and EIS, state which agency or agencies and indicate the status of that EIS preparation.

     No federal agency has prepared or is preparing an EIS with respect to the proposed transaction.

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this Declaration to be signed on its behalf by the undersigned thereunto duly authorized.






                                         KEYSPAN CORPORATION


                                         /s/
                                         -------------------
                                         John J. Bishar, Jr.
                                         Senior Vice President and
                                         General Counsel

                                                                  Exhibit F



                         KEYSPAN CORPORATION LETTER HEAD






                                                                April 23, 2003



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

     This opinion is furnished in connection with the pre-effective Application/Declaration on Form U-1/A (the "Application") filed electronically with the Securities and Exchange Commission (the "Commission"). The Application requests authorization ("Authorization") to establish a subsidiary captive insurance company ("Captive") to engage in the business of reinsuring certain levels of predictable risk for KeySpan Corporation ("KeySpan") and its associate companies (the "System").

     I am general counsel to KeySpan and have acted as counsel to KeySpan in connection with the filing of the Application.

     In connection with this opinion, either I or attorneys under my supervision in whom I have confidence have examined originals or copies, certified or otherwise identified to my satisfaction, of such records and such other documents, certificates and corporate, trust, limited liability company or other records as I have deemed necessary or appropriate as a basis for the opinions expressed in this letter, including without limitation, certificates of officers and employees of KeySpan and information obtained from public officials. In my examination, I have assumed the genuineness of all signatures, the legal capacity of all persons, the authenticity of all documents submitted to me as originals, the conformity to the authentic original documents of all documents submitted to me as copies and the continued accuracy of all certificates and telegrams from public officials dated earlier than the date of this letter. I have relied solely on certificates, orders, decrees, correspondence and other documents from public officials as to the matters stated in such documents. As to questions of fact material to this opinion, I have relied on representations of KeySpan and/or the System, and certificates of their representatives and officers and public officials, and I have not inquired of third parties or searched the records or files of any court, agency or other governmental authority.

     The opinions  expressed  below with  respect to the proposed  Authorization
described  in  the  Application  are  subject  to  the  following   assumptions,
qualifications, limitations, conditions and exceptions:

Securities and Exchange Commission
April 23, 2003


     A. The transactions occurring pursuant to the proposed Authorization shall have been duly authorized and approved, to the extent required by the governing corporate, trust and limited liability company documents and applicable state laws, by the Board of Directors of KeySpan and/or the System, as appropriate.

     B. No act or event other than as described herein shall have occurred subsequent to the date hereof which would change the opinions expressed below.

     C. All required approvals, authorizations, consents, certificates, rulings and orders of, and all filings and registrations with, all applicable federal and state commissions and regulatory authorities with respect to the transactions occurring pursuant to the proposed Authorization in the Application shall have been obtained or made, as the case may be, and shall have become final and unconditional in all respects and shall remain in effect (including the approval and authorization of the Commission under the Public Utility Holding Company Act of 1935, as amended (the "Act")) and such transactions shall have been accomplished in accordance with all such approvals, authorizations, consents, certificates, orders, filings and registrations.

     D. The Commission shall have duly entered an appropriate order with respect to the proposed Authorization as described in the Application granting and permitting the Application to become effective under the Act and the rules and regulations thereunder.

     E. The parties shall have obtained all consents, waivers and releases, if any, required for the transactions occurring pursuant to the proposed Authorization under all applicable governing corporate, trust and limited liability company documents, contracts, agreements, debt instruments, indentures, franchises, licenses and permits.

     F. The effectuation of the transactions pursuant to the proposed Authorization shall be conducted under my supervision and all legal matters incident thereto shall be satisfactory to me, including the receipt in satisfactory form of opinions of other counsel qualified to practice in jurisdictions in which I am not admitted to practice, as I may deem appropriate.


     Based on the foregoing and subject to the assumptions, qualifications, limitations, conditions and exceptions set forth herein, and having regard to legal considerations which I deem relevant, I am of the opinion that, in the event transactions are consummated pursuant to the proposed Authorization in accordance with the Application:

     1. All state laws applicable to the proposed transactions will have been complied with.

     2. The consummation of the proposed transactions will not violate the legal rights of the holders of any securities issued by KeySpan or any associate company thereof.

Securities and Exchange Commission
April 23, 2003


     I am a member of the State Bar of New York and do not purport to be an expert on, nor do I opine as to, the laws of any jurisdiction other than the State of New York and the federal laws of the United States of America. I hereby consent to the use of this opinion as an exhibit to the Application.

                                                   Very truly yours,


                                                   /s/John J. Bishar, Jr.
                                                   ----------------------
                                                   John J. Bishar, Jr.



















                                       3